Exhibit 95

Mine Safety Disclosures

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of SEC Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Mine Safety Information. Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the mining operator must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay.  Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspectors assigned.

Mine Safety Data. The following headings are used in the table below to describe the categories of violations, orders or citations issued by MSHA under the Mine Act with respect to the Company’s mines:

•                            Section 104 S&S Citations: Citations received from MSHA under Section 104 of the Mine Act for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.

•                            Section 104(b) Orders: Orders issued by MSHA under Section 104(b) of the Mine Act, which represents a failure to abate a citation under Section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

•                            Section 104(d) Citations and Orders: Citations and orders issued by MSHA under Section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards

•                            Section 110(b)(2) Violations: Flagrant violations issued by MSHA under Section 110(b)(2) of the Mine Act

•                            Section 107(a) Orders: Orders issued by MSHA under Section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” existed.

The following table details the violations, citations and orders issued to us by MSHA during the fiscal year ended December 28, 2013 (Dollar amounts in thousands):

Mine(1)	Section 104 S&S Citations(2) (#)	Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b) Violations (#)	Section 107(a) Orders (#)	Proposed Assessments(3) ($)	Mining Related Fatalities (#)

Snyder Quarry	1	—	—	—	—	$—	—

Grisenti Farms Gravel Pit (2)	4	—	—	—	—	—	—

Daniels Sand Pit 1 & 2	4	—	—	—	—	1	—

Pueblo East	18	—	—	—	—	16	—

Pikeview Quarry	—	—	—	—	—	—	—

(1)                                 The definition of “mine” found in Section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to the reader than providing information based on MSHA identification numbers.

(2)                                 The four citations of the Grisenti Farms Gravel Pit have not yet been assessed; however, management does not believe the amount will be material.

(3)                                 Represents the total dollar value of the proposed assessment from MSHA under the Mine Act pursuant to the citations and/or orders preceding such dollar value in the corresponding row.

Pattern or Potential Pattern of Violations. During the year ended December 28, 2013, none of the mines operated by us received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e) of the Mine Act or (b) the potential to have such a pattern.

Pending Legal Actions. The table below provides a summary of legal actions pending before the Federal Mine Safety and Health Review Commission (the “Commission”) as of December 28, 2013, as well as the aggregate number of legal actions instituted and resolved during the fiscal year ended December 28, 2013. The Commission is an independent adjudicative agency established by the Mine Act that provides administrative trial and appellate review of legal disputes arising under the Mine Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA, or complaints of discrimination by miners under Section 105 of the Mine Act. The following provides additional information of the types of proceedings that may be brought before the Commission:

•                                          Contest Proceedings: A contest proceeding may be filed by an operator to challenge the issuance of a citation or order issued by MSHA.

•                                          Civil Penalty Proceedings: A civil penalty proceeding may be filed by an operator to challenge a civil penalty MSHA has proposed for a violation contained in a citation or order. We do not institute civil penalty proceedings based solely on the assessment amount of proposed penalties. Any initiated adjudications address substantive matters of law and policy instituted on conditions that are alleged to be in violation of mandatory standards of the Mine Act.

•                                          Discrimination Proceedings: Involves a miner’s allegation that he or she has suffered adverse employment action because he or she engaged in activity protected under the Mine Act, such as making a safety complaint. Includes also temporary reinstatement proceedings involving cases in which a miner has filed a complaint with MSHA stating that he or she has suffered discrimination and the miner has lost his or her position.

•                                          Compensation Proceedings: A compensation proceeding may be filed by miners entitled to compensation when a mine is closed by certain closure orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due to miners idled by the orders.

•                                          Temporary Relief: Applications for temporary relief are applications filed under Section 105(b)(2) of the Mine Act for temporary relief from any modification or termination of any order.

•                                          Appeals: An appeal may be filed by an operator to challenge judges’ decisions or orders to the Commission, including petitions for discretionary review and review by the Commission on its own motion.

During 2013, we had no legal actions instituted or resolved.  As of December 28, 2013, we had no pending legal actions.